
07006920

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-053699

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION



SEC MAIL
RECEIVED
PROCESSING
APR 20 2007
WASH. D.C.
186
SECTION

NAME OF BROKER-DEALER: Stonehaven, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 Madison Avenue, Suite 2002
(No. and Street)

New York (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Frank (212)218-7626
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miller, Ellin & Company, LLP
(Name – *if individual, state last, first, middle name*)

750 Lexington Avenue (Address) New York (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 02 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Frank, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stonehaven, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Managing Partner
Title

BEVERLY HARRIS
Notary Public, State of New York
No. 01HA6105787
Qualified in New York County
Commission Expires February 23, 2008

Beverly Harris 3/29/07
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) **Independent Auditor's Report on Internal Accounting Control.**

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STONEHAVEN, LLC

(A WHOLLY-OWNED SUBSIDIARY OF STONEHAVEN HOLDINGS, LLC)

FINANCIAL STATEMENTS

DECEMBER 31, 2006

MillerEllin / company LLP

STONEHAVEN, LLC
(A Wholly-Owned Subsidiary of Stonehaven Holdings, LLC)

FINANCIAL STATEMENTS

DECEMBER 31, 2006



MillerEllin / company LLP

Certified Public Accountants

750 Lexington Avenue
New York, NY 10022-1200

212 750 9100 phone
212 750 2727 fax
mec@millerellin.com e-mail

INDEPENDENT AUDITORS' REPORT

To the Member
Stonehaven, LLC
New York, New York

We have audited the accompanying statement of financial condition of Stonehaven, LLC (the Company) as of December 31, 2006, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis in our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stonehaven, LLC at December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Miller, Ellin + Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
April 10, 2007

STONEHAVEN, LLC
(A Wholly-Owned Subsidiary of Stonehaven Holdings, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS:	
Cash and cash equivalents	$1,033,534
Deposit at clearing organization	256,053
Marketable securities	479,403
Commissions and other receivables	87,282
Due from parent	888,013
Prepaid expenses	27,927
Property and equipment, net of $10,255 accumulated depreciation	13,028
Total Assets	$2,785,240
LIABILITIES:	
Accounts payable and accrued expenses	$ 119,993
Commission payable	244,603
Securities sold but not yet purchased, at market value	307,560
Other liabilities	3,134
Total Liabilities	675,290
MEMBER'S EQUITY	2,109,950
Total liabilities and member's equity	$2,785,240

The accompanying notes are an integral part of these financial statements.

STONEHAVEN, LLC
(A Wholly-Owned Subsidiary of Stonehaven Holdings, LLC)

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2006

REVENUES:	
Commission income	$3,705,078
Consulting income	80,000
Interest income	8,516
Gain on sale of securities	323,400
Gain on sale of fixed assets	13,104
	4,130,098
EXPENSES:	
Commission and clearing expense	2,690,251
Salaries, wages and payroll taxes	582,846
Advertising and promotion	3,006
Bank charges	1,112
Computer service	8,010
Execution costs	162,290
Equipment leases	3,989
Insurance	63,431
Licences and permits	13,496
Meals & entertainment	37,716
Office expenses	28,354
Professional fees	91,819
Recruiting	1,837
Rent	237,732
Repair and maintenance	3,357
Telephone and internet costs	58,970
Travel	29,901
Interest expense	13,547
Depreciation and amortization	4,369
	4,036,033
NET INCOME:	$ 94,065

The accompanying notes are an integral part of these financial statements.

STONEHAVEN, LLC
(A Wholly-Owned Subsidiary of Stonehaven Holdings, LLC)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2006

Member's Equity at December 31, 2005	$ 266,639
Capital Contributions	1,999,987
Distributions	(250,741)
Net income	94,065
Member's Equity at December 31, 2006	$2,109,950

The accompanying notes are an integral part of these financial statements.

STONEHAVEN, LLC
(A Wholly-Owned Subsidiary of Stonehaven Holdings, LLC)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 94,065
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	(19,175)
Gain on sale of securities	(323,400)
Changes in assets and liabilities:	
Deposits in clearing organization	(131,053)
Commissions receivable	27,756
Marketable securities	(171,843)
Prepaid expenses	(27,927)
Security deposits and other assets	66,809
Accounts payable and accrued expenses	109,257
Commissions payable	85,903
Other liabilities	3,134
NET CASH PROVIDED BY OPERATING ACTIVITIES	(286,474)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of property and equipment	(1,480)
Disposals of property and equipment	26,208
Purchase of marketable securities	(829,413,782)
Sale of marketable securities	829,737,182
Due from parent	(888,013)
NET CASH USED IN INVESTING ACTIVITIES	(539,885)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	1,999,987
Capital distributions	(250,741)
NET CASH PROVIDED BY FINANCING ACTIVITIES	1,749,246
NET CHANGE IN CASH AND CASH EQUIVALENTS	922,887
CASH AND CASH EQUIVALENTS - beginning	110,647
CASH AND CASH EQUIVALENTS - ending	$ 1,033,534
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Interest paid	$ 13,547

The accompanying notes are an integral part of these financial statements.

STONEHAVEN, LLC
(A Wholly-Owned Subsidiary of Stonehaven Holdings, LLC)

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2006

NOTE 1 - ORGANIZATION

Stonehaven, LLC (the Company) was formed in California on October 12, 2001. The Company is wholly owned by Stonehaven Holdings, LLC. The Company's operations are conducted from its office in New York City.

The Company is a securities broker/dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company provides corporate finance services to retail and institutional clients on a fully disclosed basis.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Accounts Receivable

The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Property and Equipment

Property and equipment are valued at cost. Depreciation is being provided by the use of the straight-line method over the estimated useful lives of the assets.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

Commission revenue generated from securities transactions is recorded on a settlement date basis which is not significantly different than trade date basis. Other revenue is recognized when earned and the amount can be reasonably determined.

Income Taxes

The Company, a limited liability company, is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the member is taxed on its proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes is included in these financial statements.

Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2006, the Company's net capital was $1,080,315, which exceeded the requirement by $980,315.

NOTE 4 - RISK CONCENTRATIONS

Due to the nature of its business, 70% of the Company's revenue during the period was generated from two sources.

NOTE 5 - RENT OBLIGATIONS

At December 31, 2006, the Company occupied office space with Goldman Sachs located in New York City. There was no formal agreement in place. Rent was being paid on a month to month basis at a rate of $14,000 a month with a 90-day notice to vacate.

NOTE 6 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET-RISK

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing the daily information it receives from its clearing broker.

STONEHAVEN, LLC
(A Wholly-Owned Subsidiary of Stonehaven Holdings, LLC)

SCHEDULE I

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2006

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Total stockholder's equity		$2,109,950
Deductions:		
Non-allowable assets:		
Due from parent	$ 888,013	
Prepaid expenses	27,927	
Furniture and equipment, net	13,028	
Total non-allowable assets		928,968
Net capital before haircuts on securities positions		1,180,982
Haircuts on securities positions		100,667
Net capital		1,080,315
Less: minimum net capital requirement (greater of 6⅔% of aggregate indebtedness or $100,000)		100,000
Net capital in excess of minimum requirement		$ 980,315
AGGREGATE INDEBTEDNESS:		
Items include in statement of financial conditions-		
Accounts payable and accrued expenses		$ 119,993
Commission payable		244,603
Other liabilities		3,134
		$ 367,730
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		2.94 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17a-5 as of December 31)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report, as amended		$1,080,315
Net capital as reported herein		$1,080,315
Aggregate indebtedness as reported in Company's Part II (unaudited) FOCUS report		$ 367,730
Aggregate indebtedness, as reported herein		$ 367,730

STONEHAVEN, LLC
(A Wholly-Owned Subsidiary of Stonehaven Holdings, LLC)

SCHEDULE II

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission

For the Year Ended December 31, 2006

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information for Possession or Control
Requirements Under Rule 15c3-3

For the Year Ended December 31, 2006

Not applicable



MillerEllin / company LLP

Certified Public Accountants

750 Lexington Avenue
New York, NY 10022-1200

212 750 9100 phone
212 750 2727 fax
mec@millerellin.com e-mail

To the Member
Stonehaven, LLC
New York, New York

We have audited the financial statements of Stonehaven, LLC (a wholly-owned subsidiary of Stonehaven Holdings LLC), for the year ended December 31, 2006, and have issued our report thereon dated April 10, 2007. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by U.S. generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary to express an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Stonehaven, LLC, that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-5(g)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Since the Company does not maintain customer accounts and does not handle securities, we have not made a study of the practices and procedures (including tests of compliance with such practices and procedures) relevant to the objectives stated in rule 17a-5(g) for (1) making the quarterly securities examinations, counts verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures as referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with procedures may deteriorate.

The size of the business and the resulting limited number of employees imposes practical limitations on the effectiveness of any internal control as well as the segregation of duties. In addition, the Company does not have the experienced personnel to handle the recording of transactions. Corrective action has been proposed by the Company.

The foregoing condition was considered in determining the nature, timing and the procedures to be performed in the audit of the financial statements of Stonehaven, LLC for the year ended December 31, 2006 and does not effect our report thereon dated April 10, 2007.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives and nothing came to our attention that would indicate the Company had not complied with the condition of its exception under rule 15c3-3 during the year then ended.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

Miller, Ellin + Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
April 10, 2007

END